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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: December 2007
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form
40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

NEWS RELEASE

Investor Contact: John Farina Unit C, 17/F, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao, PRC TEL : (853) 2835 6333 / FAX : (853) 2835 6262	EMAIL: shareholder@namtai.com WEB: www.namtai.com
UPDATE REGARDING REORGANIZATION OF NAM TAI GROUP
Proposed Reorganization Proposals Involving Nam Tai’s Hong Kong-Listed Subsidiaries Successful
Macao, PRC — December 20, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced the results of the revised proposed reorganization announced on November 28, 2007 of the Nam Tai Group structure involving its Hong Kong Stock Exchange-listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”).
As at the date of the extraordinary general meetings of NTEEP and JIC held on December 20, 2007, the majority of the public-float shareholders of each subsidiary voted to approve all reorganization transactions announced on November 28, 2007. “We are pleased with the results of the reorganization and believe that by centralizing all electronic manufacturing services businesses under NTEEP, Nam Tai can benefit from the simpler structure; centralization of resources that can foster an efficient and effective exchange of know-how and technology among our groups’ companies; reduction of overhead costs following the reorganization; and stronger management control. We expect these benefits, when realized, to assist in our ongoing goal of increasing shareholders’ value,” commented John Q. Farina, Nam Tai’s Chief Financial Officer. The new organization structure of the Company as approved and to be implemented upon completion is shown in the chart below. Details of the results of the votes of the minority public-float holders of NTEEP and JIC are provided in the attached announcements of NTEEP and JIC that were published in Hong Kong in accordance with rules of the Hong Kong Stock Exchange on December 20, 2007.

ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“J.I.C.”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
J.I.C. Technology Company Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 987)
RESULTS OF EXTRAORDINARY GENERAL MEETING
AND
RESUMPTION OF TRADING
A Very Substantial Disposal,
A Major Transaction and Connected Transactions
Involving the sale of the Jetup Interest
by J.I.C. Technology Company Limited to Nam Tai Electronics, Inc., and
the acquisition of the Namtek Interests
by J.I.C. Technology Company Limited
from Nam Tai Electronic & Electrical Products Limited

Results of JIC EGM
The JIC Board is pleased to announce that the ordinary resolutions set out in the notice of the JIC EGM dated 5th December, 2007 for approval of (i) the JIC Agreement and the transactions contemplated thereunder and (ii) the Namtek Agreement and the transactions contemplated thereunder were duly passed by way of poll by the JIC Independent Shareholders at the JIC EGM held on 20th December, 2007.
Resumption of Trading
Trading in the JIC Shares on the Stock Exchange was suspended at the request of JIC with effect from 9:30 a.m. on 20th December, 2007 pending the release of this announcement. JIC has applied for the resumption of trading in the JIC Shares on the Stock Exchange with effect from 9:30 a.m. on 21st December, 2007.
Reference is made to JIC’s circular dated 5th December, 2007 (the “Circular”). Terms used in this announcement shall have the same meanings as defined in the Circular, unless the context otherwise requires.

Results of JIC EGM
The JIC Board is pleased to announce that the ordinary resolutions set out in the notice of the JIC EGM dated 5th December, 2007 for approval of (i) the JIC Agreement and the transactions contemplated thereunder and (ii) the Namtek Agreement and the transactions contemplated thereunder were duly passed by way of poll by the JIC Independent Shareholders at the JIC EGM held on 20th December, 2007.
The voting results of the JIC EGM are as follows:

		Number of votes cast
		(Percentage of total
		number of votes cast)		Total number of
Ordinary resolutions		For	Against	votes cast
1	To approve the JIC	132,992,327	0	132,992,327
	Agreement and the transactions contemplated thereunder	(100%)	(0%)	(100%)
2	To approve the	132,992,327	0	132,992,327
	Namtek Agreement and the transactions contemplated thereunder	(100%)	(0%)	(100%)
As at the date of the JIC EGM, (1) JIC had 763,534,755 JIC Shares in issue, (2) the total number of the JIC Shares entitling the JIC Shareholders to attend and vote for or against the ordinary resolutions at the JIC EGM was 190,939,777, representing approximately 25.01% of the issued share capital of JIC, and (3) the total number of the JIC Shares entitling the JIC Shareholders to attend and vote only against the ordinary resolutions was 0.
NTEI and its associates are beneficially interested in 572,594,978 JIC Shares, representing 74.99% of issued share capital of JIC. Pursuant to the Listing Rules, they abstained from voting at the JIC EGM in respect of the above ordinary resolutions.
Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar and transfer office of JIC, was appointed as the scrutineer for vote-taking at the JIC EGM.
Resumption of Trading
Trading in the JIC Shares on the Stock Exchange was suspended at the request of JIC with effect from 9:30 a.m. on 20th December, 2007 pending the release of this announcement. JIC has applied for the resumption of trading in the JIC Shares on the Stock Exchange with effect from 9:30 a.m. on 21st December, 2007.

As at the date of this announcement, the executive directors are Mr. Chui Kam Wai and Dr. Yeoh Teck Hooi, the non-executive directors are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors are Mr. Cham Yau Nam, Mr. Leung Wai Hung and Mr. Choi Man Chau, Michael.

By order of the board of directors of J.I.C. TECHNOLOGY COMPANY LIMITED Chui Kam Wai Chairman

Hong Kong, 20th December, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
Nam Tai Electronic & Electrical Products Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 2633)
RESULTS OF EXTRAORDINARY GENERAL MEETING
AND
RESUMPTION OF TRADING
A Very Substantial Acquisition, A Discloseable Transaction and Connected Transactions
Involving the sale of the Namtek Interests by
Nam Tai Electronic & Electrical Products Limited to
J.I.C. Technology Company Limited, and
the sale of the Zastron Interest and the Jetup Interest
by Nam Tai Electronics, Inc. to
Nam Tai Electronic & Electrical Products Limited

Results of NTEEP EGM
The NTEEP Board is pleased to announce that the ordinary resolutions set out in the notice of the NTEEP EGM dated 5th December, 2007 for approval of (i) the Namtek Agreement and the transactions contemplated thereunder and (ii) the NTEEP Agreement and the transactions contemplated thereunder were duly passed by way of poll by the NTEEP Independent Shareholders at the NTEEP EGM held on 20th December, 2007.
Resumption of Trading
Trading in the NTEEP Shares on the Stock Exchange was suspended at the request of NTEEP with effect from 9:30 a.m. on 20th December, 2007 pending the release of this announcement. NTEEP has applied for the resumption of trading in the NTEEP Shares on the Stock Exchange with effect from 9:30 a.m. on 21st December, 2007.
Reference is made to NTEEP’s circular dated 5th December, 2007 (the “Circular”). Terms used in this announcement shall have the same meanings as defined in the Circular, unless the context otherwise requires.

Results of NTEEP EGM
The NTEEP Board is pleased to announce that the ordinary resolutions set out in the notice of the NTEEP EGM dated 5th December, 2007 for approval of (i) the Namtek Agreement and the transactions contemplated thereunder and (ii) the NTEEP Agreement and the transactions contemplated thereunder were duly passed by way of poll by the NTEEP Independent Shareholders at the NTEEP EGM held on 20th December, 2007.
The voting results of the NTEEP EGM are as follows:

		Number of votes cast
		(Percentage of total
		number of votes cast)		Total number of
Ordinary resolutions		For	Against	votes cast
1	To approve the	117,739,440	20,352,000	138,091,440
	Namtek Agreement and the transactions contemplated thereunder	(85.26%)	(14.74%)	(100%)
2	To approve the NTEEP	79,223,440	58,868,000	138,091,440
	Agreement and the transactions contemplated thereunder	(57.37%)	(42.63%)	(100%)
As at the date of the NTEEP EGM, (1) NTEEP had 881,670,588 NTEEP Shares in issue, (2) the total number of the NTEEP Shares entitling the NTEEP Shareholders to attend and vote for or against the ordinary resolutions at the NTEEP EGM was 236,441,118, representing approximately 26.82% of the issued share capital of NTEEP, and (3) the total number of the NTEEP Shares entitling the NTEEP Shareholders to attend and vote only against the ordinary resolutions was 0.
NTEI and its associates are beneficially interested in 645,229,470 NTEEP Shares, representing 73.18% of issued share capital of NTEEP. Pursuant to the Listing Rules, they abstained from voting at the NTEEP EGM in respect of the above ordinary resolutions.
Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar and transfer office of NTEEP, was appointed as the scrutineer for vote-taking at the NTEEP EGM.
Resumption of Trading
Trading in the NTEEP Shares on the Stock Exchange was suspended at the request of NTEEP with effect from 9:30 a.m. on 20th December, 2007 pending the release of this announcement. NTEEP has applied for the resumption of trading in the NTEEP Shares on the Stock Exchange with effect from 9:30 a.m. on 21st December, 2007.

As at the date of this announcement, the executive directors are Mr. Kazuhiro Asano and Ms. Wong Kuen Ling, Karene, the non-executive directors are Mr. Koo Ming Kown and Mr. John Quinto Farina and the independent non-executive directors are Mr. Chan Tit Hee, Charles, Mr. Thaddeus Thomas Beczak and Mr. Roger Simon Pyrke.

By order of the board of directors of NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED Kazuhiro Asano Chairman

Hong Kong, 20th December, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date December 21, 2007,	By:	/s/ JOHN Q. FARINA
		Name:	John Q. Farina
		Title:	Chief Financial Officer